Overland Storage, Inc.

9112 Spectrum Center Boulevard

San Diego, California 92123

(858) 571-5555

February 27, 2012

VIA EDGAR AND FACSIMILE

Matthew Crispino, Esq.

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Request for Effectiveness of Registration Statement on Form S-3 (File No. 333-179170)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Overland Storage, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Standard Time, on February 28, 2012, or as soon as practicable thereafter. Please send a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement to our counsel, O’Melveny & Myers LLP, Attention: Paul L. Sieben, Esq., facsimile at (650) 473-2601. Mr. Sieben’s direct line is (650) 473-2613.

We confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act of 1934 as they relate to the registration of the securities specified in the above-referenced Registration Statement. We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your cooperation in this matter.

Very truly yours,

OVERLAND STORAGE, INC.

By:	/s/ Kurt L. Kalbfleisch
Kurt L. Kalbfleisch
Vice President and Chief Financial Officer